November 14, 2008
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance — Mail Stop 6010
Washington, D.C. 20549

Re:	HealthSpring, Inc. Form 10-K for the Year Ended December 31, 2007 Filed February 29, 2008 File No. 001-32739
Dear Mr. Rosenberg:
     The following sets forth the responses of HealthSpring, Inc. (“HealthSpring” or the “Company”) to the comments issued on August 28, 2008 by the staff of the Securities and Exchange Commission (the “Staff”) on HealthSpring’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). Please note that wording shown using a blue font reflects the Company’s changes to its original response letter dated September 11, 2008 in response to the Staff’s request for additional disclosure received by telephone on October 1, 2008. For your convenience, we have set out the text of the Staff’s comments on August 28, 2008, followed in each case by the Company’s responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Medical Expense and Medical Claims Liability, page 52
1.	Please revise your discussion on page 54 to identify the factors that contributed to the change in estimates. Where practicable, disclose the number of claims incurred, average settlement amounts, number of claims outstanding, and average duration of time outstanding. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

Response:
The Company proposes making revisions to its disclosures regarding changes in estimated medical claims liability in its next annual report on Form 10-K, for the year ending December 31, 2008, that would, among other things, (i) provide more detail on how actual claims experience may result in changes, favorable or unfavorable, to the prior estimates; (ii) quantify the relatively short duration of claims outstanding; and (iii) reference actuarial standards that support provisions for adverse claims development, which tends to result in favorable prior period reserves development. The Company believes the additional disclosures will address the matters raised by the Staff. For purposes of illustration, we have added the proposed disclosure to the relevant language in our 2007 Form 10-K (pp. 52-55), the text of which, marked to reflect proposed changes in disclosure, is reproduced below.
“Medical Expense and Medical Claims Liability
     Medical expense is recognized in the period in which services are provided and includes an estimate of the cost of medical expense that has been incurred but not yet reported, or IBNR. Medical expense includes claim payments, capitation payments, and pharmacy costs, net of rebates, as well as estimates of future payments of claims incurred, net of reinsurance. Capitation payments represent monthly contractual fees disbursed to physicians and other providers who are responsible for providing medical care to members. Pharmacy costs represent payments for members’ prescription drug benefits, net of rebates from drug manufacturers. Rebates are recognized when earned, according to the contractual arrangements with the respective vendors. Premiums we pay to reinsurers are reported as medical expenses and related reinsurance recoveries are reported as deductions from medical expenses.
     Medical claims liability includes medical claims reported to the plans but not yet paid as well as an actuarially determined estimate of claims that have been incurred but not yet reported to the plans.
     The following table presents the components of our medical claims liability as of the dates indicated:

	December 31,
	2007	2006
	(in thousands)
Incurred but not reported (IBNR)	$97,237	$85,731
Reported claims	57,273	37,047

Total medical claims liability	$154,510	$122,778

     The IBNR component of total medical claims liability is based on our historical claims data, current enrollment, health service utilization statistics, and other related information. Estimating IBNR is complex and involves a significant amount of judgment. Accordingly, it represents our most critical accounting estimate. ~~Changes in this estimate can materially affect, either favorably or unfavorably, our consolidated operating results and overall financial position.~~ The development of the IBNR uses standard actuarial developmental methodologies, including completion factors, claims trends and provisions for adverse claims developments, and considers favorable and unfavorable prior period developments. Actual claims payments will differ, however, from our estimates. A worsening or improvement of our claims trend or changes in completion factors from those that we assumed in estimating medical claims liabilities at December 31, 2007 would cause these estimates to change in the near term, and such a change could be material.
     As discussed above, actual claim payments will differ from our estimates. The period between incurrence of the expense and payment is, as with most health insurance companies, relatively short, however, with over 90% of claims typically paid within 60 days of the month in which the claim is incurred. Although there is a risk of material variances in the amounts of estimated and actual claims, the variance is known quickly. Accordingly, we expect that substantially all of the estimated medical claims payable as of the end of any fiscal period (whether a quarter or year end) will be known and paid during the next fiscal period.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

     Our policy is to record each plan’s best estimate of medical expense IBNR. Using actuarial models, we calculate a minimum amount and maximum amount of the IBNR component. To most accurately determine the best estimate, our actuaries determine the point estimate within their minimum and maximum range by similar medical expense categories within lines of business. The medical expense categories we use are: in-patient facility, outpatient facility, all professional expense, and pharmacy. The lines of business are Medicare and commercial. ~~The development of the IBNR estimate generally considers favorable and unfavorable prior period developments and uses standard actuarial developmental methodologies, including completion factors, claims trends, and provisions for adverse claims developments .~~
     Completion factors estimate liabilities for claims based upon the historical lag between the month when services are rendered and the month claims are paid and takes into consideration factors such as expected medical cost inflation, seasonality patterns, product mix, and membership changes. The completion factor is a measure of how complete the claims paid to date are relative to the estimate of the total claims for services rendered for a given reporting period. Although the completion factor is generally reliable for older service periods, it is more volatile, and hence less reliable, for more recent periods given that the typical billing lag for services can range from a week to as much as 90 days from the date of service.
     Our use of claims trend factors considers many aspects of the managed care business. These considerations are aggregated in the medical expense trend and include the incidences of illness or disease state. Accordingly, we rely upon our historical experience, as continually monitored, to reflect the ever-changing mix, needs, and growth of our members by type in our trend assumptions. Among the factors considered by management are changes in the level of benefits provided to members, seasonal variations in utilization, identified industry trends, and changes in provider reimbursement arrangements, including changes in the percentage of reimbursements made on a capitated as opposed to a fee-for-service basis. Other external factors such as government-mandated benefits or other regulatory changes, catastrophes, and epidemics may impact medical expense trends. Other internal factors, such as system conversions and claims processing interruptions may impact our ability to accurately predict estimates of historical completion factors or medical expense trends. Medical expense trends potentially are more volatile than other segments of the economy.
     We apply different estimation methods depending on the month of service for which incurred claims are being estimated. For the more recent months, which constitute the majority of the amount of IBNR, we estimate our claims incurred by applying the observed trend factors to the trailing twelve-month PMPM costs. For prior months, costs have been estimated using completion factors. In order to estimate the PMPMs for the most recent months, we validate our estimates of the most recent months’ utilization levels to the utilization levels in older months using actuarial techniques that incorporate a historical analysis of claim payments, including trends in cost of care provided, and timeliness of submission and processing of claims.
     Actuarial standards of practice generally require the actuarially developed medical claims liability estimates to be sufficient, taking into account an assumption of moderately adverse conditions. Accordingly, we also recognize in our medical claims liability a provision for adverse claims development, which is intended to account for moderately adverse conditions in claims payment patterns, historical trends, and environmental factors. We believe that our provision for adverse claims development is appropriate because our hindsight analysis indicates this additional provision is needed to cover additional unknown adverse claims not anticipated by the standard assumptions used to produce the IBNR estimates that were incurred prior to, but paid after, a period end. ~~Our provision for adverse claims development as of the last three year ends has been relatively consistent.~~ Primarily as a result of the growth and stabilizing trends experienced in our Medicare business, continued favorable development of prior period IBNR estimates, and the continued decline in our commercial line of business, the provision for adverse claims development has become a relatively insignificant component of medical claims liability.
     The completion and claims trend factors are the most significant factors impacting the IBNR estimate. The following table illustrates the sensitivity of these factors and the impact on our operating results caused by changes in these factors that management believes are reasonably likely based on our historical experience and December 31, 2007 data:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

Completion Factor(a)		Claims Trend Factor(b)
	Increase		Increase
Increase	(Decrease)	Increase	(Decrease)
(Decrease)	in Medical	(Decrease)	in Medical
in Factor	Claims Liability	in Factor	Claims Liability
	(dollars in thousands)
3%	$(3,807)	(3)%	$(2,054)
2	(2,567)	(2)	(1,368)
1	(1,298)	(1)	(683)
(1)	1,329	1	681

(a)	Impact due to change in completion factor for the most recent three months. Completion factors indicate how complete claims paid to date are in relation to estimates for a given reporting period. Accordingly, an increase in completion factor results in a decrease in the remaining estimated liability for medical claims.

(b)	Impact due to change in annualized medical cost trends used to estimate PMPM costs for the most recent three months.
     Each month, we re-examine the previously established medical claims liability estimates based on actual claim submissions and other relevant changes in facts and circumstances. As the liability estimates recorded in prior periods become more exact, we increase or decrease the amount of the estimates, and include the changes in medical expenses in the period in which the change is identified. In every ~~annual~~ reporting period, our operating results include the effects of more completely developed medical claims liability estimates associated with prior ~~years~~ periods.
     Adjustments of prior period estimates will result in additional medical costs or, as we have experienced during the last several years, a reduction in medical costs in the period an adjustment was made. As reflected in the table below our reserve models developed favorably in 2006 and 2007, and the accrued liabilities calculated from the models for each of the periods were more than our ultimate liabilities for unpaid claims.
     The following table provides a reconciliation of changes in medical claims liability for the years ended December 31, 2007 and 2006.

	Year ended December 31,
(in thousands)	2007	2006

Balance at beginning of period	$122,778	$82,645
Acquisition of LMC Health Plans	16,588	—
Incurred related to:
Current period	1,245,271	1,017,100
Prior period	(19,278)	(8,574)

Total incurred	1,225,993	1,008,526

Paid related to:
Current period	1,108,949	894,684
Prior period	101,900	73,709

Total paid	1,210,849	968,393

Balance at the end of the period	$154,510	$122,778

     Amounts incurred related to prior years vary from previously estimated claims liabilities as the claims ultimately are settled. As discussed previously, medical claims liabilities are generally settled and paid within several months of the member receiving service from the provider. Accordingly, the 2007 prior year favorable development relates almost entirely to claims incurred in calendar year 2006. The negative amounts reported in the table above for incurred related to prior periods result from claims estimates being ultimately settled for amounts less than originally anticipated (a favorable development). A positive amount reported for incurred related to prior periods would result from claims estimates being ultimately ~~being~~ settled for amounts greater than originally anticipated (an unfavorable development).

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

      As reflected in the immediately preceding table, claims estimates at December 31, 2006 ultimately settled during 2007 for $19.3 million (or 1.9% of total 2006 medical expense) less than the amounts originally estimated. This favorable prior period reserve development was primarily as a result of the following factors:
•	Actual claims trends ultimately being lower than original estimates resulting in $9.7 million of favorable development, primarily attributable to lower than anticipated cost increases and utilization in both our Medicare and commercial lines of business;
•	Actual completion factors ultimately being higher than completion factors used to estimate IBNR at December 31, 2006 based on historical patterns resulting in $7.0 million of favorable development, which increase was primarily attributable to a shortening of the time between when claims are submitted by providers and paid by our plans; and
•	Actual claims settlements for Part D claims with other health plans and various state governments during 2007 being approximately $1.8 million less than originally estimated; primarily as a result of first-year enrollment and eligibility issues, which are not expected to continue given improvements made by CMS in the Part D enrollment process.
     The favorable overall claims development experienced in 2007 includes favorable commercial claims liability development of $3.3 million. Our commercial HMO membership declined from 31,970 members at December 31, 2006 to 11,801 members at December 31, 2007, or by 63.1%, primarily as a result of the non-renewal by employers in Tennessee and Alabama. Commercial medical claims payable decreased from $11.7 million at December 31, 2006 to $3.4 million at December 31, 2007.
     During 2006, claim reserve balances at December 31, 2005 ultimately settled for $8.6 million (or 1.3% of total 2005 medical expense) less than the amounts originally estimated as a result of actual claims trends and completion factors developing favorably in 2006. ~~For the years ended December 31, 2007 and 2006, actual claims expense developed favorably by 1.9% and 1.3%, respectively, as compared to estimated medical claims expense.~~
     Our medical claims liability also considers premium deficiency situations and evaluates the necessity for additional related liabilities. Premium deficiency accruals were $-0- and approximately $0.7 million as of December 31, 2007 and 2006, respectively.”
     The Company supplementally advises the Staff that, in its opinion, the disclosure for any fiscal period end of “numbers of claims incurred, average settlement amounts, number of claims outstanding, and average duration of time outstanding” as suggested by the Staff would not provide investors additional meaningful information concerning the likelihood or magnitude of a change in estimate as of any period end and would potentially confuse or mislead investors. We believe that, for these reasons, other public managed care companies do not track and provide this type of information nor do investors appear to require it.
     In order to be consistent with the two-year presentation of the medical claims liability development table included in MD&A, the Company supplementally advises the Staff that it intends to provide a description of the causes for prior period developments in 2007 and 2008 in its Annual Report on Form 10-K for the year ending December 31, 2008. The disclosure above does not disclose an explanation for the favorable development recognized in 2006 because the Company is not able to reasonably access supporting data for 2006, primarily because of accounting systems conversion on January 1, 2007 in each of the Company’s markets as well as turnover in relevant accounting personnel. As discussed with the Staff previously, the Company historically has not analyzed prior period development in this way as part of its recurring financial statement close process but has updated such process. Additionally, to the extent we determine that prior period reserve development is material to any future quarter’s results of operations, the Company confirms that it would make similar

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

disclosures in the relevant Quarterly Report on Form 10-Q as to the causes of the change in estimates, including the impact of changes in claims trend factors and completion factors.

Premium Revenue Recognition, page 55
2.	Please revise your discussion to include the following information relating to your estimate of risk adjustment settlement:
a.	Clarify why you were unable to reasonably estimate any risk adjustment settlements prior to 2007;

b.	The amount of the estimate as of the periods presented;

c.	A description and quantification, whenever practicable, of significant assumptions utilized; and,

d.	The expected effect of the reasonably likely changes in the assumptions.
If the estimate is materially adjusted in the subsequent period, you should also provide a discussion of the factors contributing to the adjustment, as well as how these factors affected your assumption in making the future estimates. Accordingly, provide a discussion for the adjustment that was made during the six months ended June 30, 2008.
Response:
The Company proposes making revisions to its disclosures regarding changes in estimates of risk adjustment settlements in its next periodic filing with similar disclosures in its next annual filing. For purposes of illustration, we have added the proposed disclosure to the relevant language in our Quarterly Report on Form 10-Q for the quarter end as of June 30, 2008 (p. 26), the text of which, marked to reflect proposed changes in disclosures, is referenced below.
“Premium Revenue Recognition
     We generate revenues primarily from premiums we receive from CMS, and to a lesser extent our commercial customers, to provide healthcare benefits to our members. We receive premium payments on a PMPM basis from CMS to provide healthcare benefits to our Medicare members, which premiums are fixed (subject to retroactive risk adjustment) on an annual basis by contracts with CMS. Although the amount we receive from CMS for each member is fixed, the amount varies among Medicare plans according to, among other things, plan benefits, demographics, geographic location, age, gender, and the relative risk score of the plan’s membership.
     We generally receive premiums on a monthly basis in advance of providing services. Premiums collected in advance are deferred and reported as deferred revenue. We recognize premium revenue during the period in which we are obligated to provide services to our members. Any amounts that have not been received are recorded on the balance sheet as accounts receivable.
     Our Medicare premium revenue is subject to periodic adjustment under what is referred to as CMS’s risk adjustment payment methodology based on the health risk of our members. Risk adjustment uses health status indicators to ~~improve the accuracy of~~ correlate the payments ~~and~~ to the health acuity of the member, and consequently establish incentives for plans to enroll and treat less healthy Medicare beneficiaries. CMS adopted this

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

payment methodology in 2003, at which time the risk adjustment payment methodology accounted for 10% of the premium payment to Medicare health plans, with the remaining 90% based on demographic factors. In 2007, with the full phase-in of risk adjustment payments, they now account for 100% of the premium payment.
     Under the risk adjustment payment methodology, managed care plans must capture, collect, and report diagnosis code information to CMS. After reviewing the respective submissions, CMS establishes the payments to Medicare plans generally at the beginning of the calendar year, and then adjusts premium levels on two separate occasions on a retroactive basis. The first retroactive risk premium adjustment for a given fiscal year generally occurs during the third quarter of such fiscal year. This initial settlement (the “Initial CMS Settlement”) represents the updating of risk scores for the current year based on the prior year’s dates of service. CMS then issues a final retroactive risk premium adjustment settlement for that fiscal year in the following year (the “Final CMS Settlement”). As previously discussed, the risk adjustment payment system for determining premiums is relatively new for CMS and the Company. Prior to 2007, we were unable to estimate the impact of either of these risk adjustment settlements primarily because of the lack of historical risk-based diagnosis code data and insufficient historical experience regarding risk premium settlement adjustments on which to base a reasonable estimate of future risk premium adjustments, and as such recorded them upon notification from CMS of such amounts.
     In the first quarter of 2007, we began estimating and recording on a monthly basis the Initial CMS Settlement, as we concluded we had sufficient historical experience and available risk-based data to reasonably estimate such amounts. Similarly, in the fourth quarter of 2007, we estimated and recorded the Final CMS Settlement for 2007 (based on risk score data available at that time), as we concluded such amounts were estimable. As of January 2008, we estimate and record on a monthly basis both the Initial CMS Settlement and the Final CMS Settlement for the 2008 CMS plan year.
     We develop our estimates for risk premium adjustment settlement utilizing historical experience and predictive actuarial models as sufficient member risk score data becomes available over the course of each CMS plan year. Our actuarial models are populated with available risk score data on our members. Risk premium adjustments are based on member risk score data from the previous year. Risk score data for members who entered our plans during the current plan year, however, is not available for use in our models; therefore, we make assumptions regarding the risk scores of this relatively small subset of our member population.
     All such estimated amounts are periodically updated as necessary as additional diagnosis code information is reported to CMS and adjusted to actual amounts when the ultimate adjustment settlements are either received from CMS or the company receives notification from CMS of such settlement amounts. Additionally, in connection with the determination of actual settlement amounts as of June 30, 2008, we updated the assumptions and methods used in our actuarial models used for estimating risk settlements. We also refined our process of estimating risk settlements going forward by increasing the frequency of risk data submissions to CMS which results in a more timely and complete data set used to populate our actuarial models.
     As a result of the variability of factors, including plan risk scores, that determine such estimations, the actual amount of CMS’s retroactive risk premium settlement adjustments could be materially more or less than our estimates. Consequently, our estimate of our plans’ risk scores for any period and our accrual of settlement premiums related thereto, may result in favorable or unfavorable adjustments to our Medicare premium revenue and, accordingly, our profitability.
     We expect that differences (as a percent of total revenue) between estimated final settlement amounts and actual final settlement amounts in future periods will become less significant. There can be no assurances, however, that any such differences will not have a material effect on any future quarterly periodic results of operations. The following table illustrates the sensitivity of the 2008 Final CMS Settlement and the impact on premium revenue

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

caused by differences between actual and estimated settlement amounts that management believes are reasonably likely, based on our historical experience and June 30, 2008 data:

Increase
Increase	(Decrease)
(Decrease)	In Settlement
in Estimate	Receivable (Payable)
(dollars in thousands)
1.5%	$12,450
1.0	8,300
0.5	4,150
(0.5)	(4,150)
~~A one percent favorable/ unfavorable variance in the estimated percentage of the premium adjustment assumed in our estimate of 2008 Final CMS Settlement premium adjustments as of June 30, 2008 would result in our recording favorable/ unfavorable adjustments to Medicare Advantage revenue of approximately $8.3 million.”~~
The Company supplementally advises the Staff that the Company disclosed the amount of risk adjustment settlement estimates as of and for the six months ended June 30, 2008 in its discussion of Medicare premium receivables on p. 6 of the Company’s Form 10-Q for the quarterly period ended June 30, 2008 and in “note 3—Accounts Receivable”, in the notes to the consolidated financial statements. Additionally, our 2008 second quarter Form 10-Q also included a discussion of the factors leading to and results of changes in estimates during the six months ended June 30, 2008 within Management’s Discussion and Analysis under the section entitled, “Risk Adjustment Payments”. The Company believes that such disclosures are responsive to the Staff’s comments and intends to continue such disclosures in future filings.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(2) Acquisition of Leon Medical Centers Health Plans, page 73
3.	Please revise your disclosure to describe the factors that contributed to a purchase price that resulted in recognition of goodwill as required by paragraph 51(b) of SFAS 141.
Response:
The Company proposes modifying its current disclosures as they relate to the acquisition of Leon Medical Center Health Plans in future Form 10-K filings to include a description of the factors that determined a purchase price resulting in the recognition of goodwill, as required by paragraph 51(b) of SFAS 141, as follows:
“The primary reasons for the acquisition of LMC Health Plans were to enable the Company to expand its operations into a new market, to diversify its geographic presence, and to seek enhanced profitability and shareholder value. The acquisition of the LMC Health Plans provided the Company with an immediate and sizeable presence in the South Florida managed care market and a long-term provider contract with Leon Medical Centers, an experienced and successful clinic model provider of health services to Medicare beneficiaries. The purchase price was based upon arms-length negotiations between the Company and the sellers and resulted in a premium to the fair value of

Mr. Jim B. Rosenberg
Securities and Exchange Commission
November 14, 2008

net assets acquired (including identifiable intangible assets) and, correspondingly, goodwill. Factors considered by the Company in agreeing to the purchase price included the historical and prospective membership, reimbursement rates, earnings, cash flows and growth rates of the LMC Health Plans and the combined companies.”
The Company supplementally advises the Staff that the Company’s board of directors received an opinion from a nationally recognized investment banking firm to the effect that the consideration paid by the Company in the acquisition of LMC Health Plans was fair to the Company from a financial point of view. The allocation of the purchase price was determined by management based upon an independent analysis provided by an independent third party valuation services firm. Such analysis included the valuation of significant identifiable intangible assets.

          On behalf of the Company, and in response to the request contained in the Comment Letter, hereby acknowledges that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact me at (615) 263-6140, or Brigham Freeze, the Company’s Director of Financial Reporting, at (615) 236-6123.

Sincerely, J. Gentry Barden Senior Vice President and General Counsel

cc:	Don Abbott, Securities and Exchange Commission Kei Ino, Securities and Exchange Commission Brigham Freeze, HealthSpring, Inc.